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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                 AMENDMENT NO.5
                                       TO
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 (RULE 13d-101)

                             ----------------------

                            LNR PROPERTY CORPORATION
                                (Name of Issuer)

                             ----------------------

                     COMMON STOCK, PAR VALUE $0.10 PER SHARE
                         (Title of Class of Securities)

                             ----------------------

                                    501940100
                                 (Cusip Number)

                             ----------------------

                            DAVID W. BERNSTEIN, ESQ.
                             CLIFFORD CHANCE US LLP
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                             ----------------------

                                 MARCH 22, 2004
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                                Page 1 of 4 Pages

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CUSIP No. 50194100                    13D                      Page 2 of 4 Pages
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1.         NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

           STUART A. MILLER
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2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [X]
                                                                         (b) [ ]
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3.         SEC USE ONLY

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4.         SOURCES OF FUNDS

                    NOT APPLICABLE
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5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) OR 2(e)                                                 [ ]
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6.         CITIZENSHIP OR PLACE OF ORGANIZATION

           US
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                7.  SOLE VOTING POWER

                    9,942,243
                ----------------------------------------------------------------
   NUMBER OF    8.  SHARED VOTING POWER
    UNITS
 BENEFICIALLY   ----------------------------------------------------------------
   OWNED BY     9.  SOLE DISPOSITIVE POWER
     EACH
   REPORTING        9,942,243
  PERSON WITH   ----------------------------------------------------------------
                10. SHARED DISPOSITIVE POWER

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11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           9,942,243
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12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           33.8%
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14.        TYPE OF REPORTING PERSON

           IN
--------------------------------------------------------------------------------

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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is amended by adding at the end of the text responding to paragraphs (a) and (b) the following:

         On March 22, 2004, Mr. Stuart A. Miller owned 449,833 shares of common stock (including 250,000 restricted shares and 83 shares he holds through the Company's savings plan) and 100,000 shares of Class B Common Stock, and held options to purchase 199,855 shares of common stock, of which options to purchase 87,913 shares were exercisable or would become exercisable within 60 days.

         On March 22, 2004, the Partnership transferred 333,333 shares of common stock to The L.M. Jeffrey Miller Irrevocable Trust u/a 6/25/98. This transaction reduced the total number of shares of common stock of which Mr. Stuart A. Miller is the beneficial owner to 9,942,243 shares.

         Giving effect to the conversion into common stock of all the shares of Class B Common Stock held by Mr. Stuart A. Miller or of which he has the sole power to direct the vote and the disposition and the exercise of all the options held by Mr. Stuart A. Miller which were exercisable on March 22, 2004, or would become exercisable within 60 days after that, and based upon the information as to outstanding shares contained in the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 2003 (19,924,051 shares of common stock), the shares of common stock of which Mr. Stuart A. Miller is the beneficial owner constitute 33.8% of the outstanding shares of common stock.

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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 24, 2004

                                                /s/ Stuart A. Miller
                                                -----------------------------
                                                Stuart A. Miller

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